4/17

08002354

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Semafo

*CURRENT ADDRESS 750 Marcel-Laurin Boulevard, Suite 395
Saint-Laurent, Quebec, Canada H4M 2M4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 35792 FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [X]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: MHC

DAT : 5/6/08

BEST AVAILABLE COPY

082-35792

SEMAFO

Committed...



12-31-07
AR/S

2007 Annual financial information

Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates two gold mines with a third, the Mana mine in Burkina Faso, in start-up. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical areas of interest, while maintaining values and strengthening relationships to increase shareholder value.

The Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial conditions and results of operations for the year ended December 31, 2007 compared to those of the previous year. This MD&A, prepared as of March 25, 2008, is intended to complement and supplement our audited consolidated financial statements and should be read in conjunction with our consolidated financial statements and notes thereto. Our consolidated financial statements and this MD&A are intended to provide investors with reasonable basis for assessing our results of operations and our financial performance.

Our audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), all dollar amounts are expressed in U.S. dollars, unless otherwise specified. Effective January 1, 2007, the Company adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Accounting Changes, Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity. See note 3 of the consolidated financial statements as at December 31, 2007.

Years ended December 31	2007	2006	2005
Operations			
Gold production (ounces)	**106,400**	94,800	157,900
Gold sales (ounces)	**105,300**	95,000	157,000
Cash operating cost ($/tonne processed) [2]	**26**	26	20
Cash operating cost ($/ounce produced) [2]	**497**	402	245
Average selling price ($/ounce)	**703**	481	374
Results (in thousands $)			
Gold sales	**74,070**	44,449	58,760
Net loss [3]	**(23,110)**	(16,112)	(13,312)
Cash flows from operating activities [1][3]	**10,245**	(4,436)	(1,899)

1 Cash flow from operating activities excludes changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.
2 Non-GAAP measures.
3 The 2006 and 2005 amounts are restated since the Company adopted CICA EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

2007 HIGHLIGHTS

- **Gold production totalled 106,400 ounces in 2007, up 12% from 2006**
- **Significant progress was made on Mana mine's construction, including obtaining the mining convention**
- **Cash flows from operating activities of $10,245,000**
- **Net loss of $23,110,000 in 2007 including an unrealized loss of $17,923,000 resulting from the mark to market of financial instruments**
- **Drilling began on high-potential extensions of the Wona structures in Burkina Faso and the SE horizon of the Libiri pit in Niger**
- **The permit was obtained for West Balan in Guinea**

2008 OBJECTIVES

- **Successful start-up of the Mana mine**
- **Continue the expanded exploration programs initiated in 2007 to increase resource and reserves and ultimately extend mine life**
- **Achieve ongoing, stable production at the Samira Hill and Kiniero gold mines**
- **Increase gold production by 60%**
- **Pursue strategic initiatives aimed at increasing shareholder value**

Word from the President and CEO

The industry in which we operate is experiencing tremendous growth. At Semafo, we are enthusiastic and excited about the prospects and opportunities moving forward. The economic outlook and market conditions continue to spur speculation that gold prices will attain historic new levels.

Gold prices recently hit a new record high of more than US$ 1,000 per ounce, with many analysts predicting that the price of the precious metal will continue to increase. According to analysts, the major trends in today's market are direct results of market indicators such as economic instability in the US, the devaluation of the American dollar and a decline in South African gold production. Based on this information, we are even more confident in the growth potential for not only the gold sector but for our Company as well.

Major investors continue to turn to gold, corroborating our determination to achieve our short- and medium-term objectives. With three mines now in operation, I am optimistic that we will attain the objectives detailed in the appended management report.

At Semafo, we are committed to the ongoing improvement of the Company's overall performance. In today's high-growth market, controlling costs and increasing production, combined with our strategy to mitigate the adverse effects of our hedging contracts as effectively as possible, are all part of our commitment to increase shareholder value. The chart below illustrates our positioning in relation to the price of gold.


SEMAFO Gold Production (oz.)
SEMAFO Gold Hedging (oz.)
Market Price of Gold ($/oz.)
$916**
$745
$636
$516
210,000
183,750
157,500
131,250
105,000
78,750
52,500
26,250
0
2005
2006
2007
2008*
* Projected
** As at March 24, 2008.

Accordingly, we have established an action plan to eliminate our gold hedge position:

1. Adoption of a no-hedging policy;
2. Establishment of floor price protection by purchasing 55,000 gold put options at $600 per ounce. This will enable us to take advantage of rising gold prices, while meeting the obligations imposed upon the Company when financing the Mana project; and
3. Continue to purchase gold in a timely fashion, as we have done in the past, in order to limit losses on current commitments and thereby take advantage of future increases in the market price of gold.

Semafo Energy

Semafo's strategy to diversify into the uranium sector was primarily motivated by our presence in Niger as a privileged government partner, in addition to our prominent status as the country's second largest private employer. As we are all aware, energy is one of the greatest challenges facing our planet in the future and as the world's fourth largest uranium producer, we recognize the potential of a major find within the Republic of Niger. As an important contributor to the economic development of the countries in which we operate, it was only fitting for Semafo to invest in this type of opportunity and diversification, while building value for our shareholders.

In April 2007, Semafo was granted five uranium exploration permits covering 2,375 square kilometres by the Republic of Niger's Ministry of Mines. Consequently, and under the leadership of Mr. Patrick de Saint Simon, a geologist and mining engineer with more than 35 years of experience, we assembled a highly specialized uranium exploration and development team. The sector immediately took notice as news rapidly spread of the quality of our permits and the calibre of our personnel.

We promptly became aware that an association with Govi High Power Exploration Inc. (GoviEx) could potentially accelerate the strategic development of this project. and that the merger of expertise and proven assets would provide an excellent opportunity for synergy between our organizations. GoviEx is currently developing a project encompassing 2,268 square kilometres in the Madouela and Anno Melle areas.

As a result of this transaction, Semafo now holds 10,000,000 GoviEx shares, representing approximately 12% of the company today. We are confident that this transaction serves to solidify the value of our commitment to uranium and enables us to share in the growth of this Company and this sector.

Benoit La Salle
President and Chief Executive Officer

EXPLORATION

Burkina Faso

The main objective of the 2007 exploration program was to develop new targets in the vicinity of the Wona and Nyafé deposits as well as new targets in close proximity to the Mana Mine.

Overall in 2007, we trenched over 9,300 m^3 , executed over 14,700 meters of RC drilling and over 12,200 meters of core drilling. We also completed an IP gradiant geophysic survey over 96 Km.

The first exploration work undertaken in 2007 consisted of core drilling looking for potential in depth mineralization of Wona and Nyafé. The results obtained from the Wona deposit led us to modify the exploration program in order to emphasize on the potential northern extension of the Wona deposit. An IP geophysical survey performed on more than 36 km at the Wona deposit recognized the mineralization structure up to the limit of the survey and unveiled a strong potential for an extension. We continued works on these anomalies, north of Wona, with RC drilling which demonstrated the potential for continuity over 1,300 meters. Since high grade meta-sediments continued north of this extension, we launched an additional 60 km of IP geophysical survey which covered an additional 3 km on the favourable horizon. Results of this survey are still pending.

RC drilling were also performed over Filon 67 and Nyafe NE deposits. Results on Nyafe were not encouraging but promising over Filon 67. Delineation drilling is planned over this last in 2008.

RC drilling and diamond drill hole works were performed on the north east extension of the Wona deposit, near the surface but mainly in depth, continuing outlining the new mineralized structure discovered during the course of the year. It confirmed that the mineralized lode plunges and gets thicker. Highlights of intersections are following:

HOLE NO	FROM	TO	AU (g/t)
WDC24	317	329	4.99 g/t / 12m
WDC34	312	328	4.02 g/t / 16m
WDC35	311	322	4.67 g/t / 11m
WDC36	359	363	4.62 g/t / 4m
WDC38	244	253	4.34 g/t / 9m
WDC46	311	328	5,99g/t/17m
WDC49	260	268	5.14 g/t / 8m
WDC50	177	186	4.37 g/t / 9m
WDC50	192	202	6.28 g/t / 10m
WDC51	226	229	5.73 g/t / 3m

HOLE NO	FROM	TO	AU (g/t)
WDC51	243	247	5.20 g/t / 4m
WDC51	252	262	5.19 g/t / 10m
WDC58	295	308	5.66 g/t / 13m
WDC60	502	510	4.04 g/t / 38m
WDC61	335	339	4.26 g/t / 4m
WDC62	335	339	4.69 g/t / 4m
WRC322	57	74	3.33 g/t / 18m
WRC341	93	102	4.95 g/t / 9m
WRC343	101	108	3.16 g/t / 7m
WRC348	32	45	3.05 g/t / 13m

These exceptional results led to an important increase of inferred resources which went from 444,800 in 2006 to 1,867,100 ounces in 2007, showing a 420% increase and the high potential for underground mining.

This newly discovered zone will be the main target of our 2008 exploration program which include extensive core drilling. More over we will continue RC drilling on the surface extension in the north of Wona. Our main objective in 2008 is to convert part of inferred resources into the measured and indicated category.

As at December 31, 2007, our mineral reserves at Mana stand at 924,600 ounces of gold while resources totaled 317,800 ounces.

Niger

The main objective of the 2007 exploration program was to replace reserves and to increase resources mainly in the Libiri zone.

Overall, in 2007, 534 km of IP geophysic, more than 6,000 meters of RAB drilling, over 23,000 meters of RC drilling and over 3,000 meters of core drilling were carried out.

In light of the preliminary 176 Km of IP geophysical survey results, indicating an extension to the Samira horizon, we decided to continue the exploration works with an additional IP geophysical survey of 358 km and with 4,000 meters of RC drilling, mainly on the east Libiri, Libiri Plateau and north west Libiri zones. The results of the IP geophysical survey clearly highlighted a considerable extension of the Samira horizon as well as all the inflexions in the ore trends which is related to mineralization of the area. Following the first drilling results, more RC drilling was completed, mainly on the Libiri Plateau and Sikia zones. These two new zones are now part of the measured and indicated resources.

The 2008 exploration program includes additional drillings on those two new zones with the objective of bringing them into the reserve category. More over, drillings are planned on other 2007 geophysic anomalies.

During the year, delineation work was completed on the Boundary zone.

As at December 31, 2007, our mineral reserves at Samira stand at 735,900 ounces of gold compared to 703,900 ounces in 2006, resulting in an increase of 21 % considering reserves mined in 2007.

Guinée

The 2007 exploration program focused mainly on the development of advanced targets located in close proximity of the existing deposits with the objective of increasing the mineral reserves and resources.

The work performed in 2007 includes 37,000 meters of RC drilling, 1,300 meters of DDH drilling, 12,400 meters[3] of trenching and a helicopter borne magnetic survey of 4,250 linear km.

Early in the year, more than 12,000 meters of RC drilling have been performed on the West Balan and zone C structures. The initial results indicate a possible extension of the West Balan zone of more than 200 meters. The positive results encouraged us to continue of RC drilling on this zone in order to validate the potential of an extension. Drillings confirm the West Balan extension over a total of 1,100 meters. The entire West Balan structure is now recognized over 1,600 meters, while remaining open to the south west. The drilling results allowed to indentify two new zones, "Block B" and "Block C", which now figure in the mineral resources declared for 2007.

Furthermore, RC drilling works were completed on the "Pilier" area, which forms part of Gobelé A. These works allowed to significantly increase mineral reserves in that sector.

Finally, delineation work on the West Balan deposit allowed to make this deposit the principal mining zone in 2008.

In 2008, we will maintain our objective of increasing reserves and mine life of the Kiniero mine. Our main objective is to convert part or West Balan extension resources into reserves to enable having in the 2009 mine plan.

As at December 31, 2007, our mineral reserves at Kiniero stand at 309,200 ounces of gold compared to 436,000 ounces in 2006. This decrease is mainly related to more adjusted reviewed geological interpretations following 2007 geological challenges.

RESERVES AND RESOURCES

MINERAL RESERVES

Mines	Mana [1][2] Burkina Faso	Samira Hill [2][3] Niger	Kiniero [2][4] Guinea	Total
Proven Mineral Reserves				
Tonnes	8,558,000	10,339,800	549,000	19,447,300
Grade (g/t Au)	3.01	1.81	3.30	2.38
Ounces [5]	828,900	600,100	59,000	1,488,000
Probable Mineral Reserves				
Tonnes	1,265,900	2,281,200	1,721,000	5,268,100
Grade (g/t Au)	2.35	1.85	4.50	2.84
Ounces [5]	95,700	135,300	250,200	481,700
TOTAL MINERAL RESERVES				
Tonnes	9,824,400	12,621,000	2,270,000	24,715,400
Grade (g/t Au)	2.93	1.81	4.24	2.48
Ounces [5]	**924,600**	**735,900**	**309,200**	1,969,700
MINERAL RESOURCES				
Measured Mineral Resources				
Tonnes	2,165,900	12,976,000	645,000	15,786,900
Grade (g/t Au)	1.90	1.14	2.50	1.30
Ounces [5]	132,000	476,900	52,900	661,800
Indicated Mineral Resources				
Tonnes	2,709,200	20,390,400	7,415,000	30,514,600
Grade (g/t Au)	2.13	1.15	2.90	1.65
Ounces [5]	185,800	751,800	683,000	1,620,600
TOTAL MINERAL RESOURCES				
Tonnes	4,875,100	33,366,400	8,060,000	46,301,500
Grade (g/t Au)	2.03	1.15	2.84	1.53
Ounces [5]	**317,800**	**1,228,700**	**735,900**	2,282,400
TOTAL MINERAL RESERVES AND RESOURCES				
Tonnes	14,699,500	45,987,400	10,330,000	71,016,900
Grade (g/t Au)	2.63	1.33	3.15	1.86
Ounces [5]	**1,242,400**	**1,964,600**	**1,045,100**	4,252,100
INFERRED MINERAL RESOURCES				
Tonnes	25,297,100	12,732,300	975,000	39,004,400
Grade (g/t Au)	2.30	1.46	3.20	2.05
Ounces [5]	**1,867,100**	**597,800**	**101,000**	2,565,900

We are presenting 100% of the reserves and resources of the mines in the above table as they are mostly attributable to Semafo Inc. in accordance with its financial structure.

(1) The Company indirectly owns 90% of Semafo Burkina Faso S.A. which directly holds the interest in the Mana mine reserves and resources.
(2) Mineral reserves estimated using $650 per ounce of gold for the Samira Hill and Mana mines and $750 per ounce of gold for the Kiniero mine.
(3) Mineral reserves and resources at the Samira Hill Mine represent the combined reserves & resources of Société des Mines du Liptako (SML) S.A. and African Geomin Mining Develoment Corporation (AGMDC). The company indirectly owns 40% of SML and indirectly controls SML through its control of AGMDC pursuant to the company's right to elect a majority of Board members of AGMDC.
(4) The Company indirectly owns 85% of Semafo Guinée S.A. which directly holds the interest in the Kiniero Mine reserves and resources.
(5) Rounding of numbers to the nearest hundred of tonnes may introduce slight differences in the figures representing the ounces contained.

MANA PROJECT DEVELOPMENT

A number of major achievements were accomplished at Mana in 2007. Construction of the plant and infrastructure and development of the two pits were carried out. The plant began operating on schedule on February 15, 2008 using the secondary ball mill (2,000 tonnes per day).

The plant start-up using the secondary ball mill is on schedule and the first gold pour is scheduled for the end of March. The commercial production phase is scheduled for April 2008. Operations with the primary ball mill (4,000 tonnes per day) will begin in the third quarter of 2008.

Production is anticipated to be approximately 4,000 ounces of gold per month using the secondary ball mill, reaching 10,000 ounces per month when the primary ball mill is brought into service.

As at December 31, 2007, funds totalling $68,521,000 have been spent to project construction.

During construction, various enhancements to the facilities and the initial plant design were undertaken. These include, amongst others, the addition of a second ball mill with a daily capacity of 2,000 tonnes to diminish the impact resulting from the delivery delay of primary ball mill.

The initial design, based on the throughput of 3,500 tonnes per day, was modified and now includes the primary ball mill (4,000 tonnes per day), which will operate simultaneously with the secondary ball mill (2,000 tonnes per day), thereby increasing processing capacity. Excess capacity in the rest of the circuit will make this increase possible.

The plant is outfitted with new equipment, with the exception of the secondary ball mill, which was completely refurbished.

The Mana project has proven and probable reserves of 9,824,400 tonnes with an average grade of 2.93 g/t for a total of 924,600 ounces of gold.

Production is expected to be approximately 125,000 ounces per year on an annualized basis for the first three years and 90,000 ounces per year thereafter, with an estimated operating life of 8 years.

The 2008 production target is between 60,000 and 70,000 ounces of gold.

REVIEW OF MINING OPERATIONS

Samira Hill Mine

Years ended December 31	2007	2006
Operating statistics		
Ore mined (tonnes)	**1,595,000**	1,098,600
Ore processed (tonnes)	**1,510,500**	880,600
Head grade (g/tonne)	**1.99**	2.14
Recovery (%)	**83**	80
Gold production (ounces)	**79,300**	47,600
Cash operating costs ($/ounce produced)[1]	**425**	397
Cash operating costs ($/tonne processed)[1]	**22**	21

[1] The 2006 amounts were restated following the application of EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

The following table indicates the changes in cash operating costs per tonne processed and per ounce produced compared with last year.

Changes in cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 2006	**21**	**397**
Cost decrease related to lower stripping ratio	(1)	(8)
Increase in price of fuel	1	8
Increase in salary expenses	1	8
Increase in prices of reagents and consumables	1	8
Energy cost savings related to joining the national power grid	(1)	(8)
Increase due to the decreased head-grade recovered in ore processed		20
Cash operating costs – 2007	**22**	**425**

In 2007, a total of 1,595,000 tonnes of ore and 5,604,100 tonnes of waste were mined from the Samira Main, Samira East and Libiri pits, representing a stripping ratio of 3.5:1, compared with 1,098,600 tonnes of ore and 6,232,000 tonnes of waste in 2006. In 2007, the main extraction area was the Libiri pit; in 2006, Samira Main and Samira East were the main extraction areas.

In 2007, a total of 1,510,500 tonnes of ore with an average grade of 1.99 g/t were processed, compared with 880,600 tonnes of ore with an average grade of 2.14 g/t in 2006. The increase in the tonnage processed was attributable to the temporary shutdown of the plant in 2006 and to the processing of oxide ore from the Libiri pit in 2007, which has a higher throughput. The decrease in the grade processed was due to the processing of oxide ore from the Libiri pit, which has a lower grade than the transitional ore from the Samira pit.

The increase in the recovery rate from 80% to 83% was primarily attributable to the processing of oxide ore from the Libiri pit.

In line with our goal, a total of 79,300 ounces of gold were produced at Samira Hill in 2007 at a cash operating cost of $425 per ounce, compared with 47,600 ounces in 2006 at a cash operating cost of $397 per ounce. The operating cost increase was primarily due to the reduction in the recovered grade of the ore processed. The fuel cost increase was offset in party by the cost savings achieved by joining the national power grid that now services the Samira Hill mine.

Outlook

For 2008, we expect to process ore primarily from Samira Main, Libiri and the new Long Tom pit. Our goal is to mix oxidized ore from Libiri and Long Tom with transitional ore from Samira.

Gold production is expected to total between 68,000 and 73,000 ounces in 2008.

Kiniero Mine

Years ended December 31	2007	2006
Operating statistics		
Ore mined (tonnes)	**384,500**	458,500
Ore processed (tonnes)	**465,100**	576,200
Head grade (g/tonne)	**1.99**	2.70
Recovery (%)	**92**	94
Gold production (ounces)	**27,100**	47,200
Cash operating costs ($/ounce produced)[1]	**707**	407
Cash operating costs ($/tonne processed)[1]	**41**	33

[1] The 2006 amounts were restated following the application of EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

The following table indicates the changes in cash operating costs per tonne processed and per ounce produced compared with last year.

Changes in cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 2006	**33**	**407**
Increase in costs related to the increase in strip ratio	4	49
Increase in price of fuel	1	12
Increase in maintenance	2	25
Increase in salary expenses	3	37
Increase in prices of reagents and consumables	1	12
Fixed costs effect on lower tonne processed	4	49
Decrease in mining costs due to use of our own equipment	(7)	(86)
Increase due to the decreased head-grade recovered in ore processed		202
Cash operating costs – 2007	**41**	**707**

In 2007, a total of 6,221,000 tonnes of material were mined, including 384,500 tonnes of ore, representing a stripping ratio of more than 15:1, compared with 6,273,500 tonnes of material, including 458,500 tonnes of ore, representing a stripping ratio of more than 13:1 in 2006. In addition, 190,000 tonnes of material were extracted at West Balan to build a road to this pit.

A total of 465,100 tonnes of ore with an average grade of 1.99 g/t was processed in 2007, compared with 576,200 tonnes with an average grade of 2.70 g/t in 2006. The lower head grade was primarily due to inaccuracies in the geological models, the development of new pits and the nationwide strike; all of these factors slowed the mining cycle, thereby forcing us to process lower-grade stockpiled ore. In contrast with past years, mining in 2007 was carried out in thinner secondary structures with less continuity, resulting in a high internal dilution rate and a lower-than-expected head grade. The drop in the quantity of ore processed was primarily due to the shortage of ore and to the plant maintenance shutdown in the third quarter of 2007.

A total of 27,100 ounces of gold was produced at a cash operating cost of $707 per ounce, compared with 47,200 ounces at a cash operating cost of $407 per ounce in 2006. The reduction in the ounces produced and the increase in the cash operating cost per ounce produced were due to the low grade of ore processed and to higher cash operating costs. The latter was due primarily to the higher stripping ratio in 2007, compared with 2006, and to the impact of fixed costs on the reduced tonnage, offset in part by the savings generated by using our own mining equipment (a mining contractor had been used in 2006).

Outlook

Due to the geological problems we faced in 2007, production was lower than expected. During the year, studies were conducted to gain a better understanding of the geological context of Kiniero's mineralization and to provide a better model of the mineral deposits. To those ends, we carried out a comprehensive review of Kiniero's geological models. We have adopted in 2008 a bulk mining approach aimed at increasing productivity and reducing selectivity without having a significant impact on the grade of ore processed. We are confident that this new approach will yield better results and that the difficulties encountered at Kiniero in 2007 are behind us.

During the fourth quarter of 2007, we began preparing the West Balan pit before receiving the operating permit for this area. Upon receipt of the permit in January 2008, we resumed work in this pit, which should account for the majority of ore to be processed in 2008. This pit offers higher-grade ore and better continuity than the pits we mined in 2007.

In 2008, gold production is expected to total between 37,000 and 42,000 ounces at Kiniero.

RESULTS

Significant Financial Data

(in accordance with Canadian generally accepted accounting principles)

Years ended December 31	2007	2006	2005
Statements of operations and cash flows (in thousands $, except for amounts per share)			
Revenues – Gold sales	74,070	44,449	58,760
Net loss [2]	(23,110)	(16,112)	(13,312)
Net loss per share [2]			
Basic	(0.12)	(0.11)	(0.14)
Diluted	(0.12)	(0.11)	(0.14)
Operating cash flows [1,2]	10,245	(4,436)	(1,899)
Balance sheet			
Cash and cash equivalents	30,044	82,605	22,208
Restricted cash	8,550	1,250	-
Total assets [2]	272,238	224,998	126,070
Total long-term debt (including current portion)	60,964	28,304	11,340
Shareholders' equity [2]	136,354	168,339	91,920

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.

2 The 2006 and 2005 amounts are restated since the Company adopted CICA EIC 160, 'Stripping Costs Incurred in the Production Phase of a Mining Operation''.

For the year ended December 31, 2007, Semafo presents a net loss of $23,110,000 or $0.12 per share, compared to a net loss of $16,112,000 or $0.11 per share in 2006.

The net loss increased mainly due to the mark-to-market unrealized loss of $17,923,000 on financial instruments.

The operating revenue (calculated by deducting mining expenses from revenues) increased by $16,004,000 from last year due to the higher production and the increase in the realized selling price from $481 to $703 per ounce in 2007.

Moreover, a gain of $2,343,000 was realized in 2006 following the disposal of short-term investments.

Segmented Information

Year ended December 31, 2007 (in thousands $)	Samira Hill Mine Niger	Kiniero Mine Guinea	Others	Total
Revenues – Gold sales	55,270	18,800	-	74,070
Mining operating expenses	36,495	21,062	-	57,557
Amortization of property, plant and equipment	8,781	3,391	152	12,324
Mining operations				
Gold ounces	78,200	27,100	-	105,300
Average selling price ($/ounce)	707	694	-	703
Total cash cost ($/ounce sold)[1]	467	729	-	534

Year ended December 31, 2006 (in thousands $)	Samira Hill Mine Niger	Kiniero Mine Guinea	Others	Total
Gold sales	18,390	27,309	-	45,699
Net loss on gold sales contracts	(1,250)	-	-	(1,250)
Revenues – Gold sales	17,140	27,309	-	44,449
Mining operating expenses[2]	23,534	20,406	-	43,940
Amortization of property, plant and equipment	5,649	3,545	106	9,300
Mining operations				
Gold ounces	48,800	46,200	-	95,000
Average selling price ($/ounce)	377	591	-	481
Total cash cost ($/ounce sold)[1, 2]	420	452	-	436

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.

2 The 2006 amounts are restated since the Company adopted CICA EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

Gold sales

Gold sales for the year 2007 totalled $74,070,000 compared to $45,699,000 in 2006. In 2007, we sold a total of 105,300 ounces representing an increase of 11% at an average price of $703 per ounce compared to the sale of 95,000 ounces at an average price of $481 per ounce in 2006.

Samira Hill Mine

In 2007, we sold 78,200 ounces of gold from the Samira Hill mine at an average price of $707 per ounce, compared to the sale of 48,800 ounces of gold at an average price of $377 per ounce in 2006. In 2006, operations were interrupted due to a gearbox failure.

In 2007, the Company redeemed gold sales contracts representing 62,000 ounces. These redemptions concerned all the positions scheduled to be delivered in 2007. Following these redemptions, all sales were carried out at spot prices. In 2006, all ounces were delivered under the Company's gold sales contracts.

Kiniero Mine

In 2007, we sold 27,100 ounces of gold from the Kiniero mine at an average price of $694 per ounce, compared to the sale of 46,200 ounces of gold at an average price of $591 per ounce in 2006. The increase in the average selling price of gold reflects the increased price of gold. Geological challenges encountered in 2007 resulted in the decrease in the numbers of ounces sold for the year 2007.

Mining operating expenses

Mining operating expenses for the year ended December 31, 2007 totalled $57,557,000, compared to $43,940,000 for the year 2006. These expenses represent operating costs for 105,300 ounces of gold at a total cash cost of $534 per ounce, compared to the production of 95,000 of ounces of gold at total cash cost of $436 per ounce in 2006.

Samira Hill Mine

Mining operating expenses at Samira Hill totalled $36,495,000 for 2007, compared to $23,534,000 in 2006. These expenses represent the production costs for 78,200 ounces of gold at a total cash cost of $467 per ounce compared to the production of 48,800 ounces of gold the year before at a total cash cost of $420 per ounce. The increase in the cash cost per ounce is mainly due to the processing of lower-grade ore.

Reconciliation of total cash cost per ounce to financial statements

Years ended December 31	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	**36,495**	23,534
Fixed expenses incurred during the temporary shutdown period (in thousands $)	**-**	(3,025)
Mining operating expenses for per ounce calculation (in thousands $) [1]	**36,495**	20,509
Ounces sold	**78,200**	48,800
Total cash costs ($/ounce sold) [1]	**467**	420

1 The 2006 amounts are restated since the Company adopted CICA EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

Kiniero Mine

Mining operating expenses at Kiniero totalled $21,062,000 in 2007, compared to $20,406,000 in 2006. These expenses represent production costs for 27,100 ounces of gold at a total cash cost of $729 per ounce compared to the production of 46,200 ounces in 2006 at total cash cost of $452 per ounce. The cash cost per ounce has increased, primarily due to the processing of lower-grade ore and the higher stripping ratio. However, the cash cost per ounce dropped as a result of the cost savings achieved by replacing the mining contractor with our own equipment. During 2007, the mining operating expenses included $1,373,000 of fixed expenses incurred during a temporary shutdown period.

Reconciliation of total cash cost per ounce to financial statements

Years ended December 31	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	21,062	20,406
Fixed expenses incurred during the temporary shutdown period (in thousands $)	(1,373)	-
Inventory write-down variation (in thousands $)	54	494
Mining operating expenses for per ounce calculation (in thousands $) [1]	19,743	20,900
Ounces sold	27,100	46,200
Total cash costs ($/ounce sold) [1]	729	452

1 The 2006 amounts are restated since the Company adopted CICA EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

Amortization of property, plant and equipment

The amortization expense related to the mining operations amounted to $12,172,000 for 2007 compared to $9,194,000 for 2006. The amortization expense per ounce sold was $116 per ounce in 2007 compared to $97 in 2006.

The majority of the amortization expense is attributable to property, plant and equipment at the Kiniero and Samira Hill mines used in the operations. The majority of this property, plant and equipment mainly represent deferred exploration and development expenditures, buildings and equipment related to mining production. They are amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold.

Samira Hill Mine

The Samira Hill amortization expense totalled $8,781,000 for 2007, an amortization charge of $112 per ounce. For 2006, the amortization was $5,649,000, or $116 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Years ended December 31	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	8,781	5,649
Ounces sold	78,200	48,800
Amortization ($/ounce sold)	112	116

Kiniero Mine

The Kiniero amortization expense totalled $3,391,000 in 2007, compared to $3,545,000 in 2006. The amortization expense per ounce is $125 for 2007, compared to $77 in 2006. This increase was mainly attributable to mining equipment depreciation, operational since September 2006, as well as the amortization calculated using the declining balance method coupled with the reduction in the number of ounces sold.

Reconciliation of total cash cost per ounce to financial statements

Years ended December 31	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**3,391**	3,545
Ounces sold	**27,100**	46,200
Amortization ($/ounce sold)	**125**	77

Administration

Administration expenses totalled $8,990,000 in 2007, compared to $5,129,000 in 2006. Factors contributing to the increased expenses in 2007 include: increased activities, increasing investor relations activities and promotion and a bad debt provision of $533,000 representing taxes receivable in Africa. Except for the latter, actual administration costs are in accordance with budget.

Write-down and write-off of mining assets

In 2006, the Company wrote off the Siguiri project in the of $1,298,000. No write-down or write-off was recorded in 2007.

Gain on disposal of short-term investments

During 2006, the Company recorded a gain on disposal of short-term investments in the amount of $2,343,000 following the disposal of shares in publicly traded companies for a cash consideration of $6,661,000.

Interest on long-term debt

The interest on long-term debt totalled $1,908,000 in 2007, compared to $1,561,000 in 2006. This increase is mainly the result of a $20,000,000 loan contracted in July 2006. The interest on the $45,000,000 term facility is capitalized to the cost of the assets under construction.

Change to fair value of derivative financial instruments

Since January 1, 2007, the variations in the fair value of financial instruments are included in net income (loss). Following the increase in the price of gold during 2007, the Company recorded an unrealized loss of $17,923,000 on derivative financial instruments (gold sale contracts, gold purchase contracts and put options).

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities for the year totalled $10,245,000. In 2006, operating activities required liquidities of $4,436,000.

In 2007, working capital items required liquidities of $9,444,000, representing mainly an increase in accounts receivable that were cashed at the beginning of 2008 as well as an inventory increase representing the acquisition of mining equipment spare parts. Also, the significant increase in accounts payable and accrued liabilities is mainly due to the construction of the Mana project.

Financing

During 2007, amounts totalling $39,564,000 (which represent $40,750,000 net of financing expenses of $1,186,000) were withdrawn on the progressive disbursement term facility of $45,000,000. The remaining funds will be distributed in multiple disbursements based on the advancement of the Mana project. The Company has of the date of this filing drawdown the full $45,000,000. In 2006, the company concluded a $20,000,000 bank loan to finance the purchase of mining equipment. Related financing expenses totalled $1,258,000, including the fair value of 800,000 warrants evaluated at $656,000.

In 2007, the Company reimbursed $5,536,000 of its long-term debt. In 2006, the company reimbursed $3,036,000.

In November 2007, the Company closed a public offering whereby 18,500,000 common shares at $1.40 (CA$1.35) per share were issued, generating total cash flows of $25,900,000 (CA$24,975,000) before payment of share issue expenses of $1,918,000.

In 2007, 840,000 options were exercised for a cash consideration of $561,000, compared to 254,000 options and 4,387,000 warrants exercised for a total cash consideration of $5,792,000 in 2006.

In July 2006, the Company closed a public offering whereby 12,500,000 common shares at $1.84 (CA$2.05) per share were issued, generating total cash flows of $23,014,000 (CA$25,625,000) before payment of share issue expenses of $1,883,000, including the fair value of $160,000 attributed to warrants granted. In addition, in November 2006, the Company closed a public offering of 42,800,000 common shares at $1.59 (CA$1.80) per share, for gross proceeds of $68,134,000 (CA$77,040,000). Share issue expenses amounted to $4,521,000.

In 2007, a public offering was closed as well as two financings in 2006. Use of those funds as at December 31, 2007 in comparison with what was previously announced at the closings is as follows:

Description	Investment announced - financings 2006 $	Realized as at December 31, 2007 $	Investment announced - financing 2007 $	Realized as at December 31, 2007 $
Construction of Mana project	8,600,000	8,600,000	-	-
Development of pits, waste dam and improvements to Samira Hill plant	6,007,000	6,007,000	-	-
Reduction in hedge program	25,000,000	20,294,000	15,000,000	-
Increase in production capacity at Kiniero and Samira Hill	15,000,000	-	-	-
Exploration	10,000,000	10,000,000	-	-
Working capital, including acquistion of spare parts and building of Rompad	-	-	8,982,000	8,982,000

With the exception of the Kiniero project, we do not anticipate any major variance with regard to the investments announced at the time of these financings.

Investing

In 2007, liquidities of $60,679,000 were invested in the construction of the Mana project, compared to $9,962,000 in 2006. In addition, liquidities of $4,134,000 were invested in mining assets, compared to $3,598,000 in 2006. In 2007, the Company invested $3,222,000 in exploration on the Mana property as well as $912,000 in exploration on its other properties still at the exploration stage. In 2006, the Company had invested on the Mana property $2,098,000 in exploration and $1,035,000 in the finalization of the feasibility study and engineering work. The Company also invested $465,000 in exploration on its properties still at the exploration stage.

In 2006, the Company recorded a gain on disposal of short-term investments in the amount of $2,343,000 following the disposal of shares of a publicly traded company for cash consideration of $6,661,000.

In 2007, the Company proceeded to the settlement of gold sales contracts, representing 62,000 ounces for a total amount of $19,057,000 and cashed $669,000 in relation to the interest rate swap.

Investments of $20,432,000 in property, plant and equipment were made during 2007, compared to $29,284,000 during 2006. These investments mainly represents the increase in exploration expenditures made on the Kiniero and Samira Hill sites in the amount of $6,659,000, the acquisition of equipment in the amount of $4,618,000, $1,329,000 in stripping costs for the West Balan pit at Kiniero, and Nyafé and Wona at Mana, and $786,000 on the construction and maintenance of the roads. In 2006, investments represented mainly the exploration expenditures of $2,891,000 on the Kiniero and Samira Hill sites together with the acquisition of mining equipment at Kiniero and Mana in the amount of $17,207,000.

FINANCIAL POSITION

As at December 31, 2007, the Company benefited from a solid financial situation with $39,863,000 in cash and cash equivalents, portfolio investments and restricted cash.

The Company's cash requirements over the next twelve months relate primarily to the following activities:

⇒ Finalization of the Mana project in Burkina Faso;
⇒ Exploration programs; and
⇒ Settlement of gold sales contracts.

The Company has demonstrated its ability to raise additional funds through capital markets and financial institutions for further cash requirements to fund its projects.

BALANCE SHEETS

The Company's total assets amounted to $272,238,000 as at December 31, 2007, compared to $224,998,000 as at December 31, 2006. As at December 31, 2007, the Company held cash and cash equivalents of $30,044,000, compared to $82,605,000 as at December 31, 2006. In addition, we held $8,550,000 maintained in restricted accounts according to conditions associated to our loans as described in note 10 of our December 31, 2007 financial statements. The Company does not anticipate that these restrictions will cause any impact on our capacity to honor our obligations. Total liabilities amounted to $135,884,000 as at December 31, 2007, compared to $56,659,000 as at December 31, 2006. This increase is due to the adoption of Section 3855 on January 1, 2007 relating to the financial instruments. Since this date, our gold sales contracts are evaluated at fair value in the balance sheet, representing as at December 31, 2007 a liability of $38,632,000. In addition, our long-term debt has increased by $40,750,000 relating to the Mana project.

Share capital totalled $275,682,000 as at December 31, 2007, compared to $248,108,000 as at December 31, 2006. This increase is mainly the result of an equity financing that occurred in November 2007 for total cash consideration of $25,900,000 and the exercise of options for a cash consideration of $561,000.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting estimates are estimates that are highly uncertain and for which changes could materially impact the Company's results and financial situation.

Mineral reserve estimates
The estimation of reserves is a complex process involving variables of very uncertain natures and requiring that important and advisable decisions be taken. This process involves variables such as geological data on the structure of each pit, production cost estimates and future gold price. The Company's mineral reserve estimates are calculated by qualified persons in accordance with the definitions and guidelines adopted by the Canadian Institutes of Mining, Metallurgy and Petroleum.

Semafo's proven and probable mineral reserves as at December 31, 2007 are 1,969,700 ounces.

Mineral reserve estimation may vary as a result of changes in gold price, production costs and with the additional knowledge of the ore deposits and mining conditions.

The Company's reserve estimates may have a great impact on the information contained in the Company's financial statements. A large portion of the Company's property, plant and equipment is amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserved material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. A decrease in the Company's mineral reserves would increase amortization expense and this could have a material impact on the Company's operating results.

Periodically, the Company performs an impairment test to assess the realizable value of its property, plant and equipment and mining assets. Mineral reserve estimates are the most important variable in those amortization tests. A decrease in the Company's reserves could jeopardize the net realizable value of assets and could lead to a significant loss.

As described in the Company's accounting policies, in some cases, stripping costs may be capitalized and presented on the balance sheet until being expensed, based on an estimated stripping ratio. Changes in mineral reserve estimates may greatly impact the forecasted stripping ratio, which would affect stripping costs carried on the balance sheet and could have a material impact on the Company's operating results.

Estimated cash flows relating to the asset retirement obligations may also be affected by a modification to the quantity or quality of the Company's reserves, which could lead to an unexpected liability and have a material impact on the Company's operating results.

FINANCIAL INSTRUMENTS

The following table presents a summary of the Company's commitments relating to financial instruments.

	2008 (ounces)	$/oz	2009 (ounces)	$/oz	2010 (ounces)	$/oz	2011 (ounces)	$/oz
Gold sales contracts (a)	48,000	375	35,000	375	-	-	-	-
Gold purchase contracts (c)	36,000	930	12,000	1,035	-	-	-	-
Put options (d)	-	-	5,000	600	5,000	600	45,000	600

a) Gold sales contracts

As at December 31, 2007, the Company had commitments to deliver 83,000 ounces over the next two years as follows: 48,000 ounces in 2008 and 35,000 ounces in 2009 at an average price valued of $375 per ounce.

During the year 2007, the company proceeded to the settlement of gold sales contracts representing 62,000 ounces for a total amount of $19,057,000.

b) Interest-rate swap

The gold sales contracts include an interest rate swap on a nominal amount corresponding to the ounces at the contractual price as disclosed above (a). Pursuant to the swap agreement, the Company is committed to pay the difference between the LIBOR USD three (3) months and the GOFO three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1% per annum.

c) Gold purchase contracts

The Company bought 4,000 ounces of gold to be delivered on January 31, 2008 at $839 per ounce.

At the beginning of 2008, Semafo purchased gold futures contracts of 32,000 ounces at a price of $942 per ounce and 12,000 ounces at a price of $1,035 to apply against its gold delivery commitments from February 2008 to June 2009. In so doing, the Company limited the potential loss arising from a revaluation of its financial instruments with respect to these 44,000 ounces of gold.

d) Put options

The Company has implemented a 55,000 ounces gold price put protection program for the Mana project, which was a requirement under the $45,000,000 debt facility.

The Company purchased put options allowing us to price-protect at a minimum price of $600 per ounce for 55,000 ounces of gold broken down as follows: 5,000 in 2009, 5,000 in 2010 and 45,000 in 2011. Consequently, 100% of production will be available to be sold at spot prices and fully exposed to any upward increase in the gold price with the downward price protected at $600 per ounce on 55,000 ounces.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Long-term debt
Pursuant to the Company's long-term debt agreements, reimbursements required in each of the next four years are as follows:

	$
2008	16,768
2009	19,500
2010	17,000
2011	10,250

Asset retirement obligations
The Company's operations are governed by a mining agreement governing for the protection of the environment. The Company conducts its operations in such manner as to protect public health and the environment. It will implement progressive measures for rehabilitation work during the operations, in accordance with our mining agreements, closing-down and follow-up work upon closing of the mine. The estimated undiscounted cash flow required to settle the asset retirement obligations is $5,979,000. Those disbursements are expected to be made during the years 2008 to 2017. The amount accounted for as liabilities in the Company's consolidated financial statements represents the discounted obligations from the rehabilitation and closing plans. An 8% discount rate was used to evaluate those obligations

Royalties and development taxes
Pursuant to the Company's mining agreement, we have royalty commitments which generate obligations upon gold deliveries. If the Company's mining projects do not produce gold, it has no payment obligation. For each gold delivery from the Kiniero mine, we have a royalty obligation corresponding to 5% of the delivery's value, evaluated at the spot price on the delivery date. The gold deliveries from the Samira Hill mine in Niger are subject to a royalty payment of 5.5% of the delivery's value, evaluated at the spot price on the delivery date. In Guinea, the Company is also committed to invest 0.4% of its gold sales in local development expenditures.

Payments to maintain the Company's mining rights
In the normal course of business, in order to obtain and maintain all the advantages of the Company's permits, we must commit to invest a specific amount in exploration and development on the permits during their validity period. Moreover, we must make annual payments in order to maintain certain property titles.

Mining contract
In 2003, the Company signed a mining contract for the Samira Hill mine. The payments will be made over the approximated seven-year mine life. As at December 31, 2007, the Company is liable for a maximum amount of $1,000,000, which represents the indemnity payable should an early termination occur.

Fuel purchase contract
In 2004, the Company signed an exclusive fuel procurement contract for the Samira Hill mine covering a period of seven years. As at December 31, 2007, the Company is liable for a maximum amount of $232,000, which represents the indemnity payable if an early termination occurs.

Construction – Mana project
The Company signed several contracts relating to the construction of the Mana plant in Burkina Faso. Based on these contracts, the Company had commitments totalling $8,660,000 as at December 31, 2007.

Environmental rehabilitation
To maintain its permits, the Company is required to make payments into a trust account for environmental rehabilitation purposes. A $300,000 payment was made on December 31, 2007; a $250,000 payment is due at the end of September 2008. An annual payment of $120,000 is also due.

SUBSEQUENT EVENTS

Sale of Semafo Energy

In February 2008, Semafo closed a transaction with Govi High Power Exploration Inc. ("GoviEx") aimed at combining the companies' interests in uranium mining projects (Energy–Projects). As part of this transaction, Semafo sold all of its shares in its subsidiary Semafo Energy (Barbados) Limited in consideration for 10,000,000 common shares of GoviEx, representing approximately 12% of GoviEx's outstanding shares at the transaction date. This transaction will lead to a gain of approximately $18,000,000 during the first quarter of 2008.

RISKS AND UNCERTAINTIES

As a mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, petroleum prices, interest rates, exchange rates and financial market conditions in general. As a result, the securities of the Company must be considered speculative. Prospective purchasers of the common shares of the Company should give careful consideration to all of the information contained or incorporated by reference in this Management's Discussion and Analysis and, in particular, the following risk factors:

Financial risks

Fluctuations in Gold Prices

The profitability of the Company's operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affects the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance and results of operations.

Fluctuations in Petroleum Prices

Because the Company uses petroleum fuel to power its mining equipment and to generate electrical energy to supply its mining operations, the Company's operating results and financial results may be adversely affected by rising petroleum prices.

Fluctuations in Interest Rates

As a borrower, the Company is subject to the risk of increases in interest rates. The Company has long-term debts bearing interest at a LIBOR based rate. As at December 31, 2007, the Company had long-term debt outstanding of approximately $63,518,000, of which $46,018,000 bears interest at LIBOR based rate.

Exchange Rate Fluctuations

The operations of the Company in West Africa are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. Gold is currently sold in US dollars and although the majority of the costs of the Company are also in US dollars, certain costs are incurred in other currencies. The appreciation of non-US dollar currencies against the US dollar can increase the cost of exploration and production in US dollar terms, which could materially and adversely affect the Company's profitability, results of operations and financial condition.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company's projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of the Company's developments.

Gold Sales Contracts

In the past, the Company has entered into gold sales contracts to sell gold at a fixed or capped price on a future delivery date, pursuant to the terms of loan agreements. When the gold price rises above the price at which future production has been committed under the Company's forward sales contracts, the Company may not benefit fully from price increases.

Operational risks

Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein, and in the documents incorporated by reference, are estimates based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect reserves;
- the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and
- declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of gold fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Production

No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which the Company has an interest. Many factors may cause delays or cost increases, including, without limitation, labour issues, disruptions in power, transportation or supplies, and mechanical failure. The revenues of the Company from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. In addition, short-term operating factors, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Nature of Mineral Exploration and Mining

The Company's profitability is significantly affected by the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish and replace reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operations.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operations.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Depletion of the Company's Mineral Reserves

The Company must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves, open new pits and construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic mine or pit, depending on the type of mining operation involved, many years may elapse before commercial operations are commenced. Accordingly, there can be no assurances that the Company's current programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. The Company currently does not have key person insurance on these individuals.

Licenses and Permits

The Company requires licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Cash Costs of Gold Production

The Company's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of the Company may differ from the estimated performance. As these factors are beyond the Company's control, there can be no assurance that the cash operating costs of the Company's operations will continue at historical levels.

Title Matters

While the Company has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes and carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

Outside Contractor and Construction Risk

A significant portion of the Company's operations in Niger and construction in Burkina Faso will continue to be conducted by outside contractors. As a result, the Company's operations at those sites will be subject to a number of risks, some of which will be outside the Company's control, including:

- negotiating agreements with contractors on acceptable terms;
- the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
- reduced control over those aspects of construction and operations which are the responsibility of the contractor;
- failure of a contractor to perform under its agreement with the Company;
- interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
- failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
- problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

Safety and Other Hazards

The mining industry is characterized by significant safety risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Political Risk

The Company believes that governments in Niger, Burkina Faso and Guinea support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which the Company has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operations of the properties may exist on the Company's properties. Failure to comply with applicable environmental laws and regulations may result in enforcement actions thereunder and may include corrective measures that require capital expenditures or remedial actions. There is no assurance that future changes in environmental laws and regulations and permits governing operations and activities of mining companies, if any, will not materially adversely affect the Company's operations or result in substantial costs and liabilities to the Company in the future.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Semafo has in the past been, currently is and may in the future be, involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on the financial position or results of operations, defence costs will be incurred, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

QUARTERLY INFORMATION

(unaudited, in accordance with Canadian Generally Accepted Accounting Principles)

	First quarter 2007	Second quarter 2007	Third quarter 2007	Fourth quarter 2007	**Year 2007**	First quarter 2006 (restated)	Second quarter 2006 (restated)	Third quarter 2006 (restated)	Fourth quarter 2006 (restated)	**Year 2006** (restated)
Results and financial situation (in thousands $, except for amounts per share)										
Gold sales	18,576	18,136	16,314	21,044	**74,070**	12,501	14,983	7,853	10,362	**45,699**
Net gain (loss) on gold sales contracts	-	-	-	-	-	586	(26)	(2,284)	474	**(1,250)**
Revenue	18,576	18,136	16,314	21,044	**74,070**	13,087	14,957	5,569	10,836	**44,449**
Net loss	(3,233)	(2,083)	(10,317)	(7,477)	**(23,110)**	(1,659)	(384)	(5,034)	(9,035)	**(16,112)**
Net net loss per share, basic and diluted	(0.02)	(0.01)	(0.05)	(0.04)	**(0.12)**	(0.01)	(0.01)	(0.03)	(0.05)	**(0.11)**
Balance sheet										
Cash and cash equivalents	56,208	43,850	26,200	30,044	**30,044**	19,723	9,200	32,366	82,605	**82,605**
Total assets	209,622	225,586	232,678	272,238	**272,238**	124,804	123,274	163,576	224,998	**224,998**
Total long-term debt (including short-term portion)	26,199	41,794	50,964	60,964	**60,964**	11,206	9,822	29,688	28,304	**28,304**
SAMIRA HILL										
Mining operations										
Gold sales (ounces)	20,200	18,300	19,300	20,400	**78,200**	19,300	14,300	3,300	11,900	**48,800**
Average sales price ($/ounce sold)	660	661	682	817	**707**	376	380	379	373	**377**
Total cash costs ($/ounce sold)	479	418	463	502	**467**	365	420	537	478	**420**
Operating statistics										
Ore processed (tonnes)	396,400	363,700	329,700	420,700	**1,510,500**	365,100	191,000	97,600	226,900	**880,600**
Head-grade (g/tonne)	1.86	2.04	1.99	2.06	**1.99**	2.14	1.91	2.25	2.29	**2.14**
Recovery rate (%)	84	89	84	77	**83**	80	80	84	78	**80**
Gold production (ounces)	20,400	21,600	17,300	20,000	**79,300**	20,200	9,700	5,000	12,700	**47,600**
Cash operating costs ($/ounce produced)	431	373	440	462	**425**	349	397	433	459	**397**
KINIERO										
Mining operations										
Gold sales (ounces)	7,900	9,200	4,700	5,300	**27,100**	10,700	15 500	10 500	9,500	**46,200**
Average sales price ($/ounce sold)	665	656	670	825	**694**	491	615	629	623	**591**
Total cash costs ($/ounce sold)	481	713	720	1,131	**729**	457	397	406	588	**452**
Operating statistics										
Ore processed (tonnes)	140,800	145,000	48,200	131,100	**465,100**	152,500	152,300	132,900	138,500	**576,200**
Head-grade (g/tonne)	2.08	2.03	2.02	1.84	**1.99**	2.85	3.20	2.53	2.16	**2.70**
Recovery rate (%)	91	91	96	92	**92**	96	94	93	92	**94**
Gold production (ounces)	8,600	8,600	3,200	6,700	**27,100**	13,100	15,000	10,200	8,900	**47,200**
Cash operating costs ($/ounce produced)	498	726	851	882	**707**	382	357	424	509	**407**

FOURTH QUARTER RESULTS

For the fourth quarter of 2007, gold sales totalled $21,044,000, representing gold sales of 25,700 ounces at an average price of $819 per ounce. During the same period in 2006, gold sales totalled $10,362,000, representing gold sales of 21,400 ounces at an average price of $484 per ounce. The 69% increase in the average price is the result of the increased price of gold.

During the fourth quarter of 2007, gold production totalled 26,700 ounces at a cash operating cost of $567 per ounce, compared with 21,600 ounces at a cash operating cost of $480 per ounce during the same period in 2006. This increase in gold production is primarily due to the temporary shutdown at the Samira Hill mine in 2006 due to the gearbox failure. The higher cash operating cost was primarily due to the processing of lower grade ore at Samira Hill and Kiniero during the fourth quarter of 2007, compared with the same period in 2006. In addition, the reduction of the number of ounces produced at Kiniero had the effect of increasing the cash operating cost.

For the fourth quarter of 2007, the net loss amounted to $7,477,000, compared to a net loss of $9,035,000 for the same period in 2006. This variation is mainly due to the increase of $7,615,000 in operating revenue in the fourth quarter of 2007 (calculated by deducting mining expenses from revenues) as well as the unrealized loss of $7,934,000 following the change in the fair market value of the financial instruments. In addition, in the fourth quarter of 2006, the Company had written off the mining assets of the Siguiri project in the amount of $1,298,000 and had recorded a foreign exchange loss of $1,120,000.

INFORMATION ON OUTSTANDING SHARES

As at March 25 2008, Semafo's share capital is comprised of 213,490,900 common shares issued and outstanding. Moreover, 3,019,000 warrants were outstanding. These warrants expire between December 2008 and February 2012.

The Company has a stock option plan for its employees, officers, consultants and directors and those of its subsidiaries. The plan provides for the grant of non-transferable options for the purchase of common shares. As at March 25, 2008, stock options allowing its holder to purchase 7,602,500 common shares were outstanding.

ADDITIONAL INFORMATION

Exchange rates are as follows:

$ CA / $ US	2007	2006
March 31 (closing)	**1.1529**	**1.3957**
June 30 (closing)	**1.0634**	**1.1150**
September 30 (closing)	**0.9963**	**1.1153**
December 31 (closing)	**0.9881**	**1.1653**
Fourth quarter (average)	**0.9801**	**1.1398**
Year (average)	**1.0732**	**1.1407**

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in this MD&A and in the Company's other documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been established by the Company to ensure that financial information disclosed by the Company in this MD&A, in the consolidated financial statements, and in the related annual filings of the Company is properly recorded, processed, summarized and reported to its Audit Committee and the Board of Directors. The Company's management has a process to evaluate the effectiveness of the aforementioned controls and procedures, and is satisfied, as at December 31, 2007, that they are adequate for ensuring that complete and reliable financial information is produced.

As at December 31, 2007, the Chief Executive Officer and the Chief Financial Officer also evaluated the design of the Company's internal controls on financial information. These controls were designed to provide reasonable assurance that the financial information is reliable and that the financial statements are prepared in accordance with Canadian generally accepted accounting principles. They concluded that the Company's internal controls on financial information were adequately and effectively designed to provide reasonable assurance that the financial information is recorded, summarized and disclosed in a timely manner. There were no material changes in the Company's internal controls in 2007.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This MD&A has been prepared as of March 25, 2008. Additional information on the Company is available through regular filings of press releases, financial statements and its Annual Information Form on SEDAR (www.sedar.com).

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee composed of three independent members. The Committee meets on an annually basis with the external auditors, with and without management being present to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the audit Committee, the Board of Directors approved the Company's consolidated financial statements.

Benoit La Salle
President and Chief Executive Officer

Martin Milette
Chief Financial Officer

AUDITOR'S REPORT

We have audited the consolidated balance sheets of Semafo Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and comprehensive loss and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Canada
March 25, 2008

SEMAFO INC.

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(expressed in thousands of U.S. dollars)

	2007 $	2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	30,044	82,605
Restricted cash (note 10)	7,000	-
Portfolio investments (note 4)	1,269	1,019
Accounts receivable	6,426	503
Inventories (notes 3 and 5)	28,810	21,572
Prepaid expenses	4,201	2,616
	77,750	108,315
Property, plant and equipment (notes 3 and 6)	100,210	91,759
Assets under construction (note 7)	72,123	9,962
Mining assets (note 8)	16,583	12,315
Other assets (note 9)	3,112	1,397
Restricted cash (notes 10 and 18)	1,550	1,250
Fair value of derivative financial instruments (note 16)	910	-
	272,238	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	21,685	13,245
Current portion of long-term debt (note 10)	15,637	5,536
Current portion of fair value of derivative financial instruments (note 16)	22,243	-
Deferred revenues	-	2,717
	59,565	21,498
Long-term debt (note 10)	45,327	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 16)	16,389	-
Advances payable (note 11)	10,195	8,936
Asset retirement obligations for property, plant and equipment (note 12)	4,408	2,757
	135,884	56,659
Shareholders' Equity		
Share capital (note 13)	275,682	248,108
Contributed surplus (note 14)	3,022	1,978
Deficit	(142,600)	(81,747)
Accumulated other comprehensive income (note 15)	250	-
	136,354	168,339
	272,238	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO INC.

Consolidated Statements of Deficit and Comprehensive Income

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars)

Consolidated Deficit

	2007 $	2006 $
Balance – beginning of year		
Balance previously reported	(75,292)	(58,465)
Accounting change		
• Stripping costs (note 3 c))	(6,455)	(766)
Restated balance	(81,747)	(59,231)
Accounting changes – financial instruments (note 3 b))		
• Gold sales contracts	(35,770)	-
• Deferred financing costs	(55)	-
Share issue expenses	(1,918)	(6,404)
Net loss for the year	(23,110)	(16,112)
Balance – end of year	(142,600)	(81,747)

Consolidated Comprehensive Income

	2007 $	2006 $
Net loss for the year	(23,110)	(16,112)
Other components of comprehensive income		
• Net variation on latent gain on available-for-sale financial assets (note 15)	(119)	-
Comprehensive income	(23,229)	(16,112)

Consolidated Statements of Operations

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars)

	2007 $	2006 $ (restated, note 3)
Revenue – Gold sales	74,070	44,449
Expenses		
Mining operations	57,557	43,940
Amortization of property, plant and equipment	12,324	9,300
Administration	8,990	5,129
Stock-based compensation (note 13)	1,357	1,179
Loss on settlement of gold sales contracts	-	1,158
Accretion expense of asset retirement obligations for property, plant and equipment (note 12)	221	153
Write-down and write-off of mining assets (note 8)	-	1,298
	80,449	62,157
Loss before undernoted items	(6,379)	(17,708)
Interest, financing fees and other income	(1,761)	(808)
Gain on disposal of short-term investments (note 4)	-	(2,343)
Interest on long-term debt	1,908	1,561
Change to fair value of derivative financial instruments (note 16)	17,923	-
Amortization of deferred financing costs	-	196
Foreign exchange loss (gain)	(1,339)	150
Net loss before minority interest	(23,110)	(16,464)
Minority interest in a subsidiary's net loss	-	(352)
Net loss for the year	(23,110)	(16,112)
Basic and diluted net loss per share	(0.12)	(0.11)
Weighted average number of outstanding common shares for calculation of basic and diluted net loss per share	196,978,000	146,438,000

Consolidated Statements of Cash Flows

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars)

	2007 $	2006 $ (restated, note 3)
Cash flows from		
Operating activities		
Net loss for the year	(23,110)	(16,112)
Adjustment for		
Net loss on gold sales contracts	-	1,250
Change to fair value of derivative financial instruments	17,923	-
Amortization of property, plant and equipment	12,324	9,300
Stock-based compensation	1,357	1,179
Deferred revenue related to gold sales contracts	-	(79)
Accretion expense of asset retirement obligations	221	153
Gain on disposal of short-term investments	-	(2,343)
Write-down and write-off of mining assets	-	1,298
Amortization of deferred financing costs	460	196
Unrealized foreign exchange loss	1,070	1,074
Minority interest in a subsidiary's net loss	-	(352)
	10,245	(4,436)
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 19 a))	(9,444)	(4,992)
	801	(9,428)
Financing activities		
New term facility, net of financing costs	39,564	19,398
Reimbursement of long-term debt	(5,536)	(3,036)
Issuance of share capital	26,461	96,940
Share issue expenses	(1,918)	(6,244)
	58,571	107,058
Investment activities		
Additions to assets under construction	(60,679)	(9,962)
Acquisition of mining assets	(4,134)	(3,598)
Proceeds on disposal of short-term investments	-	6,661
Acquisition of financial instruments	(1,000)	-
Financial instruments settled	(18,388)	-
Additions to property, plant and equipment	(20,432)	(29,284)
Increase in restricted cash	(7,300)	-
	(111,933)	(36,183)
Change in cash and cash equivalents during the year	(52,561)	61,447
Effect of foreign exchange rate changes on cash and cash equivalents	-	(1,050)
Cash and cash equivalents – Beginning of year	82,605	22,208
Cash and cash equivalents – End of year	30,044	82,605

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

1 Incorporation and nature of activities

SEMAFO Inc. (the "company") was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

2 Significant accounting policies

The U.S. dollar is the functional currency used to measure the company's operations. These consolidated financial statements have been prepared in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

Basis of consolidation

The actual consolidated financial statements of the company include its accounts and those of all its subsidiaries held directly or indirectly and its joint venture. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to estimated recoverable ounces of gold, useful life of assets for amortization purposes and for evaluation of their net recoverable amount, provision for site restoration costs, calculation of stock-based compensation expenses and valuation of warrants. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and are valued at their fair market value. The related gains and losses resulting from periodic revaluations are recognized in net earnings. Cash and cash equivalents include all cash on hand and balances with banks as well as all highly liquid short-term investments with original maturities of three months or less.

Portfolio investments

Portfolio investments are classified as assets available for sale. They are evaluated at their fair market value and the gains/losses resulting from the evaluation at the end of each period are recorded as comprehensive income. At the time of a sale or a permanent decline in value of portfolio investments, the gains or losses resulting from these transactions and events are recorded in net earnings.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

2 Significant accounting policies (continued)

Inventories

Gold (ingots and gold in circuit) is valued at the lower of cost and net realizable value. Cost is evaluated using the first-in, first-out method ("FIFO").

Supplies, spare parts and ore in stockpiles are valued at the lower of cost and replacement value. Cost is evaluated using the average cost method.

Property, plant and equipment

i) Property acquisition costs, deferred exploration and development costs

When a project is put into commercial production, property acquisition costs and deferred exploration and development costs are transferred to the various property, plant and equipment categories. Amortization is calculated using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable that the non-reserve material will be produced. Exploration costs incurred on a property in production are capitalized in property, plant and equipment.

ii) Buildings and equipment related to mining production

Buildings and equipment related to mining production are recorded at cost and amortized, net of residual value, using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold. However, if the anticipated useful life of the assets is less than the life of the mine, amortization is based on their anticipated useful life.

iii) Rolling stock, mining equipment, and communication and computer equipment

Rolling stock, mining equipment, communication and computer equipment are recorded at acquisition cost. Amortization is provided for using the declining balance method at a rate of 30%, with the exception of amortization of the mining equipment, which is calculated according to the hours-of-use method based on its estimated useful life. The amortization expense remains capitalized for mining assets and will be recognized in the consolidated statement of operations gradually as the mining properties are put into production.

iv) Stripping costs incurred in the production phase of a mining operation (stripping costs)

The stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

2 Significant accounting policies (continued)

v) Property, plant and equipment evaluations

The company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flows, on an undiscounted basis, from each mine and mining project are calculated based on estimated recoverable ounces of gold, estimated future metal price realization and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of property, plant and equipment is less than their carrying value, a write-down to fair value, determined by using discounted future cash flows, is made with a corresponding charge to operations. Management's estimate of future cash flows is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the company's property, plant and equipment.

Mining assets

Mining assets comprise mining rights and deferred exploration and development expenses on properties at the exploration and development stages and are recorded at acquisition cost or at their fair value in the case of a devaluation caused by an impairment of value.

Mining rights, deferred exploration and development expenses, and options to acquire undivided interests in mining rights are amortized only as these properties are put into production. These expenses are written off when the properties are abandoned or when cost recovery is uncertain. The company defines the uncertainty as follows: when no financial resources are available for development for three consecutive years or when the results of the exploration work do not justify any additional investment.

Costs related to properties put into production are transferred to property, plant and equipment.

Proceeds on the sale of metals are credited to mining assets during the start-up period. These revenues are based on realized prices for metals and are recorded when the metals are sold.

Proceeds on the sale of a mining asset are applied to reduce the related carrying costs; any excess is reflected as a gain in the consolidated statement of operations. Losses on partial sales are recognized and reflected in the consolidated statement of operations.

Interest is capitalized when it serves to finance acquisitions, projects in the development stages and construction of mining projects. The capitalization ceases as soon as the asset is ready for its intended use. The interest is recognized in the consolidated statement of operations when it is used to finance a project in the exploration stage.

Deferred financing costs

As at January 1, 2007, deferred financing fees are presented as a reduction of the long-term debt and are amortized according to the effective interest rate method.

Up to and including December 31, 2006, deferred financing costs were deferred on the balance sheet in other long-term assets and amortized over the term of the related debt.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

2 Significant accounting policies (continued)

Revenue recognition

The company records revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Incidental revenues from the sale of by-products, such as silver, are classified in operating expenses; these incidental revenues are not significant.

Derivative financial instruments

Derivative financial instruments must be recorded on the balance sheet at fair value, including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract. Changes in the fair values of derivative financial instruments are required to be recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of the hedge relationship is required to be recognized in Other comprehensive income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the latest date that could be chosen according to the accounting policy.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the assets will not be realized.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at rates of exchange in effect at year-end, whereas non-monetary assets and liabilities are translated at historical rates as well as related amortization. Gains and losses on translation are included in the consolidated statement of operations. Other items which affect income are translated at the rate of exchange prevailing on each transaction date.

Stock-based compensation plan

The company has a stock-based compensation plan, which is described in note 13. The company accounts for all stock-based compensation using the fair value method. This method consists of recording expenses to earnings based on the vesting of the options granted and the counterpart is accounted for in contributed surplus on the balance sheet (note 14). The fair value is calculated based on the Black-Scholes valuation model. When stock options are exercised, any consideration paid is credited to share capital.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

2 Significant accounting policies (continued)

Asset retirement obligations for property, plant and equipment

The total amount of the estimated cash flow required to settle the obligations arising from environmentally acceptable closure and post-closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability. By way of compensation, the total discounted estimated cash flow is capitalized to property, plant and equipment. The asset retirement obligations recorded are adjusted for accumulated accretion in accordance with the expected timing of cash flow payment required to settle these obligations.

3 Accounting policy modifications

Effective January 1, 2007, the company adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing accounting changes, financial instruments, stripping costs incurred in the production phase of a mining operation (stripping costs), comprehensive income and unitholders' equity.

a) Accounting changes

Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. This information is disclosed below. The adoption of this Section had no impact on the consolidated financial statements for the year ended December 31, 2007.

b) Financial instruments

In the normal course of business, the company uses financial instruments.

Section 3855, "Financial Instruments – Recognition and Measurement", establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available for sale, held to maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held for trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held to maturity, loans and receivables and financial liabilities (other than those held for trading) are required to be measured at amortized cost using the effective interest rate method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other comprehensive income. Investments in equity instruments classified as available for sale that do not have a quoted market price in an active market should be measured at cost.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policy modifications (continued)

b) Financial instruments (continued)

In accordance with the newly adopted standard, portfolio investments are classified as available for sale. They are measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as comprehensive income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in an unrealized gain of $369,000. This unrealized gain is presented as an adjustment to consolidated accumulated other comprehensive income.

Derivative instruments must be recorded on the balance sheet at fair value, including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of the hedge relationship is required to be recognized in other comprehensive income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the latest date that could be chosen according to the accounting policy.

Following adoption of this Section, the company implemented the following classifications:

- Cash and cash equivalents are classified as held for trading.
- Portfolio investments are classified as available for sale and are measured at fair market value.
- Accounts receivable and restricted cash are classified as loans and receivables.
- Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.
- According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restatement of comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369
Net change – Other components of comprehensive income	369

Under the new sections, commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and are recorded at fair value on the balance sheet. The fair value of these commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening retained earnings. Because the company does not follow the accounting standards of hedge accounting, the subsequent fluctuations in the fair value of these instruments will be included in net income earnings (loss).

In addition, an amount of $55,000 was adjusted to opening retained earnings as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policy modifications (continued)

c) Stripping costs incurred in the production phase of a mining operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

Effective January 1, 2007, the company adopted the new accounting recommendation contained in EIC-160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totalled $9,166,000 as at December 31, 2006.

The financial information from prior years was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense – 2006	39,280	4,660	43,940
Minority interest in a subsidiary's net loss – 2006	(1,381)	1,029	(352)
Net loss – 2006	(10,423)	(5,689)	(16,112)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)

Commensurate with this transition, the company revised its accounting policy regarding the valuation of ore in stockpiles from the FIFO method previously used to the average cost method effective January 1, 2007. This accounting policy modification was applied retroactively and did not have a significant impact on the consolidated financial statements.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policy modifications (continued)

d) Comprehensive income and unitholders' equity

Under Section 1530, "Comprehensive Income", comprises net earnings (loss) and other comprehensive income ("OCI"), which represents changes in unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available for sale. The company's consolidated financial statements include a consolidated statement of other comprehensive income while the cumulative amount and accumulated other comprehensive income ("AOCI") are presented as a separate item of unitholders' equity.

Effective January 1, 2007, the company adopted the new CICA Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above, the company's financial statements now include information on comprehensive income and its other components.

New accounting standards issued but not yet effective

Section 1400, "General Standards of Financial Statement Presentation"

In June 2007, the CICA amended Section 1400 to include requirements aimed at assessing and disclosing an entity's ability to continue as a going concern and disclosing any material uncertainties that may cast significant doubt upon its entity's ability to continue as a going concern. These new requirements will become effective on January 1, 2008. The company has already carried out an assessment and believes that this information has been adequately disclosed.

Section 1535, "Capital Disclosures"

On December 1, 2006, the CICA issued a new accounting standard that will become effective on January 1, 2008. Section 1535 sets out requirements governing (a) disclosures enabling financial statement users to evaluate an entity's capital management objectives, policies and processes, including qualitative information on capital management objectives, policies and processes and (b) disclosures about whether the entity has complied with these requirements and if it has not complied, the consequences of non-compliance.

Section 3862, "Financial Instruments – Disclosures"
Section 3863, "Financial Instruments – Presentation"

These sections replace Section 3861, "Financial Instruments – Disclosure and Presentation". They incorporate revisions and enhancements to the existing disclosure requirements and incorporate existing presentation requirements, placing increased emphasis on discussion of risks inherent in the use of financial instruments and how an entity manages such risks. These requirements apply to fiscal years and interim periods beginning on or after October 1, 2007. The company will adopt these requirements effective January 1, 2008. The adoption of these new accounting standards is not expected to have any impact on the amounts disclosed in the company's consolidated financial statements since these standards primarily relate to presentation.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

4 Portfolio investments

The portfolio investments consist of share capital that is available for sale and is accounted for at its fair value.

	2007 $	2006 $ (restated, note 3)
Cost	1,019	1,019
Latent gain	250	369
Fair value of available for sale portfolio investments	1,269	1,388

In 2006, the company recorded a gain on disposal of short-term investments of $2,343,000 following the disposal of shares in publicly traded companies for a cash consideration of $6,661,000.

5 Inventories

	2007 $	2006 $ (restated, note 3)
Gold ingots	3,918	2,407
Gold in circuit	1,526	1,792
Stockpiles	6,534	8,812
Supplies and spare parts	16,832	8,561
	28,810	21,572

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

6 Property, plant and equipment

			2007
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Property acquisition costs, deferred exploration and development costs	85,710	34,253	51,457
Buildings and equipment related to mining production	34,441	11,439	23,002
Mining equipment	20,812	2,105	18,707
Rolling stock, communication and computer equipment	10,224	4,509	5,715
Stripping costs (note 6 a))	1,329	-	1,329
	152,516	52,306	100,210

			2006 (restated, note 3)
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Mining equipment	17,206	246	16,960
Rolling stock, communication and computer equipment	7,278	3,056	4,222
	130,382	38,623	91,759

a) Reconciliation of capitalized stripping costs for 2007 is as follows:

	2007 **$**
Balance – beginning of year	-
Stripping costs capitalized	1,329
Amortization	-
Balance – end of year	1,329

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

7 Assets under construction

	2007	2006
Mana project - Burkina Faso	**$**	**$**
Construction cost	68,521	9,962
Related costs	3,602	-
	72,123	9,962

The construction costs for the Mana project in Burkina Faso include advances on contracts. The related costs to construction include capitalized interest of $2,121,000, amortized deferred financing fees of $256,000 and amortization of property, plant and equipment of $1,225,000.

8 Mining assets

Mining assets comprise wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	2007	2006
	$	**$**
Burkina Faso (Mana)	14,619	11,263
Burkina Faso (Datambi)	825	820
Projects - Energy (note 22)	1,139	232
	16,583	12,315

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	2007	2006
	$	**$**
Balance – beginning of year	12,315	9,934
Increase in deferred exploration costs related to the projects		
Mana	3,356	3,190
Datambi	5	5
Increase in deferred development costs related to the projects		
Energy	907	232
Siguiri	-	252
Write-down and write-off of mining assets	-	(1,298)
Balance – end of year	16,583	12,315

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

9 Other assets

	2007 $	2006 $
Deferred financing costs (note 3 b))	-	1,366
Others	3,112	31
	3,112	1,397

10 Long-term debt

Long-term debt consists of the following:

	2007 $	2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting September 15, 2005. Financed equipment is pledged as a guarantee on this loan	268	804
Bank loan of $12,500,000, bearing interest at 3.00% over LIBOR payable semi-annually, principal repayable in ten equal semi-annual instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by the company[1)]	5,000	7,500
Bank loan of $20,000,000, bearing interest at 8.50% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter company advances[2)]	17,500	20,000
Term facility of $45,000,000, with progressive disbursements, bearing interest at 3.00% over LIBOR payable quarterly, principal repayable in fifteen equal quarterly installments starting June 30, 2008. The facility is secured by a pledge of shares of a subsidiary and a pledge of assets. The facility is also secured by pledges and assignments of bank accounts, inter company advances and other intangibles[3) 4)]	40,750	-
Long-term debt	63,518	28,304
Deferred financing fees	(2,554)	-
Long-term debt, net of deferred financing costs	60,964	28,304
Current portion of long-term debt	(15,637)	(5,536)
Long-term portion of long-term debt	45,327	22,768

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt (continued)

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan.
2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $2.28 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.
3) As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $2.02 (CA $2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.
4) During the construction period, the company is required to maintain an amount of $7,000,000 in a distinct account in the event of cost overruns.

The aggregate amount of the long-term debt payments required in each of the next four years is as follows:

	$
2008	16,768
2009	19,500
2010	17,000
2011	10,250

11 Advances payable

	2007 $	2006 $
Advances payable to a minority interest [1]	7,188	6,118
Advance payable to the Republic of Niger [2]	3,007	2,818
	10,195	8,936

The Republic of Niger has a 20% ownership interest in a subsidiary of the company.

Under the mining agreement, the Republic of Niger is entitled to receive a reimbursement for its exploration costs previously incurred on the Samira Hill project. These costs will be repaid from the operating surplus of the subsidiary, the owner of the Samira Hill permit.

1) These advances are non-interest bearing and have no specific terms of repayment. From these advances, $6,887,000 (2006 – $5,840,000) is denominated in Canadian dollars.

2) This advance is non-interest bearing.

12 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement covering the protection of the environment. The company conducts its operations in such a manner as to protect public health and environment. The company will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. Consequently, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

12 Asset retirement obligations for property, plant and equipment (continued)

The table below presents the evolution of asset retirement obligations for property, plant and equipment for the year.

	2007 $	2006 $
Balance – beginning of year	2,757	1,910
Increase due to accretion expense	221	153
New liability	1,866	743
Revision of estimated cash flows	(365)	-
Liabilities paid off	(71)	(49)
Balance – end of year	4,408	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $5,979,000. Those disbursements are expected to be made during the years from 2008 to 2017. An 8% discount rate was used to evaluate those obligations.

13 Share capital

Authorized
- Unlimited number of common shares without par value
- Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.33 (CA $0.33) per share
- Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.12 (CA $0.12) per share

Movements in the company's share capital are as follows:

	2007		2006	
	Number (in thousands)	Amount $	Number (in thousands)	Amount $
Common shares				
Balance – beginning of year	194,125	246,688	134,184	148,168
Issued and paid in cash	18,500	25,900	55,300	91,148
Issued for exercises of options	840	1,034	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance – the end of year	213,465	273,622	194,125	246,688
Warrants				
Balance – beginning of year	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 10)	1,000	800	800	656
Expired	(344)	(160)	(90)	(24)
Balance – end of year	3,019	2,060	2,363	1,420
Common shares and warrants	216,484	275,682	196,488	248,108

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

13 Share capital (continued)

On November 13, 2007, the company closed a public offering of 18,500,000 common shares at $1.40 (CA $1.35) per share, for gross proceeds of $25,900,000 (CA $24,975,000). Share issue expenses related to this public offering totalled $1,918,000.

On July 13, 2006, the company closed a public offering of 12,500,000 common shares at $1.84 (CA $2.05) per share, for gross proceeds of $23,014,000 (CA $25,625,000). In addition to the fees paid to the agent, the company granted 343,750 warrants. Each warrant entitles its holder to purchase one common share of the company at a price of $1.84 (CA $2.05) on or prior to July 13, 2007. The fair value of the warrants has been established at $160,000.

Share issue expenses related to the public offering of July 13, 2006 totalled $1,883,000, inclusive of the fair value of warrants issued.

On November 10, 2006, the company closed a public offering of 42,800,000 common shares at $1.59 (CA $1.80) per share for gross proceeds of $68,134,000 (CA $77,040,000). Share issue expenses related to this public offering totalled $4,521,000.

In 2006, following the exercise of warrants, 4,387,000 common shares were issued for a cash consideration of $5,574,000 (CA $6,333,000). An amount of $1,426,000 from these warrants has been classified in share capital.

Warrants

Warrants outstanding as at December 31, 2007:

Expiration date	Exercise price	Number of warrants
December 2008	$1.89 (CA $1.87)	1,219,000
July 2011	$2.28 (CA $2.25)	800,000
February 2012	$2.02 (CA $2.00)	1,000,000
		3,019,000

The following presents the assumptions used to establish the fair value assigned to the warrants issued in 2006 and 2007, using the Black-Scholes valuation model:

Warrants issued in February 2007 – issued to lender	
Average dividend per share	0%
Forecasted volatility	40%
Risk-free interest rate	4.01%
Expected life – warrants	5 years
Fair value – warrants (per unit)	$0.80

Warrants issued in July 2006 – issued to agents	
Average dividend per share	0%
Forecasted volatility	50%
Risk-free interest rate	4.26%
Expected life – warrants	1 year
Fair value – warrants (per unit)	$0.46

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

13 Share capital (continued)

Warrants issued in July 2006 – issued to lender	
Average dividend per share	0%
Forecasted volatility	50%
Risk-free interest rate	4.30%
Expected life – warrants	5 years
Fair value – warrants (per unit)	$0.82

Options

The company has a share option plan for its employees, officers, consultants and directors and those of its subsidiaries (the "Plan"). The Plan provides for the grant of non-transferable options for the purchase of common shares. The Board of Directors of the company has the authority to select those employees, officers and directors to whom options will be granted, to determine the terms, limits, restrictions and conditions of the grants of options, to interpret the Plan and make all decisions relating thereto. The option price shall not be lower than the closing price of the company's common shares on the Toronto Stock Exchange on the last trading day before the day on which the option is granted or, if there has been no trading on that day, the closing trading price at the Toronto Stock Exchange on the last day preceding the day the option is granted, on which at least one transaction bearing a regular lot that has been registered. The number of options that may be issued to a person pursuant to the Plan cannot exceed, at all times, 5% of the issued and outstanding shares. The option price is payable in full at the time the option is exercised. The options may be exercised during the option period determined by the Board of Directors, which may vary, but will not exceed ten years from the date of the grant. There are 10,000,000 of the company's common shares which may be issued pursuant to the exercise of share options granted under the Plan. Of this number, 1,534,000 shares were issued as at December 31, 2007 (694,000 as at December 31, 2006), leaving a balance of 8,466,000 shares available to be issued under the Plan (2006 – 3,806,000). As at December 31, 2007, the company had issued options, allowing for the subscription of 6,578,000 common shares of its share capital.

A total of 3,375,000 new options were issued to employees, officers, consultants and directors of the company in 2007 (3,170,000 in 2006).

The following presents the assumptions used to establish the fair value assigned to the options issued using the Black-Scholes valuation model:

	2007	2006
Average dividend per share	0%	0%
Forecasted volatility	40%	50%
Risk-free interest rate	4.12%	4.19%
Expected life	5 years	5 years
Fair value – weighted average of options issued	$0.62	$1.11

For the year ended December 31, 2007, the total expense for the stock-based compensation was $1,357,000, compared to $1,179,000 in 2006. The counterpart for those costs was credited to the contributed surplus account. The cost was calculated according to the Black-Scholes valuation model using the assumptions shown above.

A total of 840,000 options were exercised during 2007 under the Plan for a cash consideration of $561,000 (CA $609,000). An amount of $473,000 from these options has been reclassified from contributed surplus to share capital.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

13 Share capital (continued)

Options (continued)

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	2007		2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of year	5,082	1.77	2,282	1.09
Cancelled or expired	(1,039)	2.53	(116)	1.51
Exercised	(840)	0.67	(254)	0.84
Issued	3,375	1.66	3,170	2.18
Balance – end of year	6,578	1.97	5,082	1.77
Options exercisable – end of year	1,591	1.89	2,060	1.15

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding (in thousands)	Average residual life span (in years)	Weighted average exercise price ($/option)	Options exercisable (in thousands)	Weighted average exercise price ($/option)
$0.84 (CA $0.83) to $1.15 (CA $1.14)	806	7.77	1.11	556	1.15
$1.27 (CA $1,25) to $1.60 (CA $1.58)	1,375	9.72	1.49	75	1.39
$1.63 (CA $1.61) to $1.77 (CA $1.75)	242	8.07	1.69	92	1.67
$1.78 (CA $1.76) to $1.94 (CA $1.92)	1,575	9.27	1.91	31	1.77
$2.04 (CA $2.02) to $2.88 (CA $2.85)	2,580	8.45	2.55	837	2.46
	6,578	8.82	1.97	1,591	1.89

14 Contributed surplus

The contributed surplus account is composed of:

	2007 $	2006 $
Balance – beginning of year	1,978	929
Exercised options	(473)	(154)
Charges from valuation of options	1,357	1,179
Expired warrants	160	24
Balance – end of year	3,022	1,978

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

15 Accumulated other comprehensive income

	2007 $
Modification following adoption of Section 3855 (note 3 b))	369
Latent loss variation available for sale on portfolio investment	(119)
Accumulated latent gain on portfolio investment	250

16 Financial instruments

The following table presents a summary of the company's commitments relating to financial instruments.

	2008 (ounces)	$/oz	2009 (ounces)	$/oz	2010 (ounces)	$/oz	2011 (ounces)	$/oz
Gold sales contracts (a)	48,000	375	35,000	375	-	-	-	-
Gold purchase contracts (c)	36,000	930	12,000	1,035	-	-	-	-
Put options (d)	-	-	5,000	600	5,000	600	45,000	600

Fair market value

The gold sales contracts, gold purchase contracts and put options were not qualified for hedge accounting. Changes in the fair value of these derivative financial instruments are recognized in net earnings (loss). The company recorded a loss of $17,923,000 in 2007 following the change in the fair value of derivative financial instruments.

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements:

	Assets $	Liabilities $
Recognition of fair value at beginning of year (note 3 b))	-	(39,187)
Acquisition of financial instruments		
Gold purchase contracts (c)	-	-
Put options (d)	1,000	-
Financial instruments settled		
Gold sales contracts (a)	-	19,057
Interest rate swap (b)	-	(669)
Changes to fair value	(90)	(17,833)
Fair value at end of year (calculated using a market price of $745 per ounce of gold)	910	(38,632)
Current portion of derivative financial instruments	-	(22,243)
Long-term portion of derivative financial instruments	910	(16,389)

The company has determined the estimated fair value of its financial assets and liabilities based on generally accepted valuation methods.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

16 Financial instruments (continued)

Short-term financial assets and liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their near-term maturities. The fair value of short-term investments based on market approximates their carrying value.

The fair value of long-term debt bearing interest at variable rates, including the current portion, is determined mainly by the market price. The carrying value of these financial instruments is considered to approximate fair value. It is impossible, without considerable effort, to evaluate the fair value of advances payable as they are non-interest bearing and have no fixed terms of repayment.

a) Gold sales contracts

As at December 31, 2007, the company had commitments to deliver 83,000 ounces over the next two years as follows: 48,000 ounces in 2008 and 35,000 ounces in 2009 at an average price valued at $375 per ounce.

During 2007, the company proceeded to the settlement of gold sales contracts representing 62,000 ounces for a total amount of $19,057,000.

b) Interest-rate swap

Gold sales contracts include an interest rate swap on a nominal amount corresponding to the ounces by the contractual price as disclosed above (a). Pursuant to the swap agreement, the company is committed to paying the difference between the LIBOR USD three (3) months and the GOFO three (3) months interest rate, whereas the counterparty is committed to paying a fixed interest rate of 1% per annum.

c) Gold purchase contracts

The company bought 4,000 ounces at $839 per ounce to be delivered on January 31, 2008.

At the beginning of 2008, the company purchased gold futures contracts of 32,000 ounces at a price of $942 per ounce and 12,000 ounces at a price of $1,035 to apply against its gold delivery commitments from February 2008 to June 2009. In so doing, the company limited the potential loss arising from a revaluation of its financial instruments with respect to these 44,000 ounces of gold.

d) Put options

The company has implemented a 55,000 ounces gold price put protection program for the Mana project, which was a requirement under the $45,000,000 debt facility (note 10).

The company purchased put options to price-protect at a minimum price of $600 per ounce for 55,000 ounces of gold broken down as follows: 5,000 ounces in 2009, 5,000 ounces in 2010 and 45,000 ounces in 2011. Consequently, the entire production will be available to be sold at spot prices and fully exposed to any upward increase in the gold price with the downward price protected at $600 per ounce on 55,000 ounces.

The cost of the options totalled $1,000,000.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

16 Financial instruments (continued)

Interest rate risk

The company's cash and cash equivalents bear interest at fixed rates. Accounts receivable, accounts payable and accrued liabilities and advances payable are non-interest bearing.

The long-term debt of $46,018,000 is exposed to interest rate fluctuations.

Pursuant to gold sales contracts including an interest rate swap, the company pays a floating rate and receives a fixed rate.

Foreign exchange risk

Some of the company's short-term assets (specifically cash and cash equivalents and portfolio investments), and accounts payable and accrued liabilities and the majority of the advances payable are exposed to foreign exchange rate fluctuations.

Credit risk

Due to the limited number of clients, the company is exposed to a significant concentration of credit risk with respect to its accounts receivable. In addition, the company has receivables from different governments in West Africa. The company reviews all of its accounts receivable and records a provision for doubtful accounts whenever they are deemed uncollectible.

17 Income taxes

Almost all of the differences between the actual income tax (recovery) of nil presented in the financial statements and the expected statutory income tax relate to losses not recognized, write-off of mining assets and other non-deductible items.

As at December 31, 2007 and 2006, future income taxes are as follows:

	2007 $	2006 $
Future income tax assets		
Property, plant and equipment	27,680	14,400
Share issue expenses	2,060	2,300
Operating losses carried forward	7,600	3,600
	37,340	20,300
Less: Valuation allowance	(37,340)	(20,300)
	-	-

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

17 Income taxes (continued)

The company has accumulated non-capital losses for income tax purposes of approximately of $51,731,000 (of which $31,204,000 is taxed at 2.5% for subsidiaries in Barbados and the balance is taxed at a rate of between 27% and 35%), which may be carried forward and used to reduce taxable income in future years. These losses may be claimed no later than:

	$
December 31, 2008	15,756,000
2009	503,000
2010	522,000
2011	500,000
2012	16,898,000
2013	4,444,000
2014	1,686,000
2015	7,026,000
2016	752,000
2017	3,644,000

The unamortized balance for tax purposes of share issue expenses amounting to approximately $7,646,000 will be deductible over the next four years, ending in 2011.

As at December 31, 2007, the company incurred exploration and development expenditures related to its mining assets of approximately $16,583,000, which are not subject to expiry for fiscal purposes.

18 Commitments

a) Construction – Mana project in Burkina Faso

The company signed many contracts related to the construction of infrastructures for the Mana project in Burkina Faso. As at December 31, 2007, the company has commitments totaling $8,660,000 on these contracts (2006 – $14,383,000).

b) Royalties

The company is subject to a royalty of 5.5% of the market value of the gold ounces sold originating from the Samira Hill mine, representing $3,013,000 in 2007 (2006 – $1,611,000) payable to the Republic of Niger.

The company is also subject to a royalty of 5% of the market value of the gold ounces sold originating from the Kiniero mine, representing $943,000 in 2007 (2006 – $1,410,000) payable to the Republic of Guinea.

c) Mining contract

In 2003, the company signed a mining contract for the Samira Hill project. The payments will be made over the approximate seven-year life of the mine. As at December 31, 2007, the company is liable for an amount of $1,000,000, which represents the indemnity payable to the contractor if there is an early termination of the contract by the company.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

18 Commitments (continued)

d) Fuel purchase agreements

In 2004, the company signed a fuel procurement contract for the Samira Hill project for a period of seven years. As at December 31, 2007, the company is liable for $232,000, which represents the indemnity payable to the contractor if there is an early termination of the contract by the company.

e) Environmental rehabilitation

To maintain its permits, the company is required to make payments into a trust account for environmental rehabilitation purposes. A $300,000 payment was made on December 31, 2007; a $250,000 payment is due at the end of September 2008. An annual payment of $120,000 is also due.

19 Financial information included in consolidated statements of cash flows

a) Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	2007 $	2006 $ (restated, note 3)
Accounts receivable	(5,923)	1,574
Prepaid expenses	(1,585)	(1,280)
Inventories	(7,250)	(9,034)
Other assets	(3,055)	(58)
Accounts payable and accrued liabilities	8,440	2,983
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(71)	(49)
Deferred revenue on interest rate swap related to gold sales contracts	-	872
	(9,444)	(4,992)

b) Supplemental information on items not affecting cash and cash equivalents

	2007 $	2006 $
Unrealized foreign exchange loss on advances payable	1,070	24
Amortization of property, plant and equipment allocated to mining assets	134	81
Amortization of property, plant and equipment allocated to assets under construction	1,225	-
Net effect of amortization of property, plant and equipment allocated to inventories	12	215
Asset retirement obligations allocated to property, plant and equipment	1,460	743
Increase in advances payable allocated to property, plant and equipment	189	-

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

19 Financial information included in consolidated statements of cash flows (continued)

c) Cash flows related to interest

	2007 $	2006 $
Interest paid during the year	3,645	1,563

20 Segmented information

The company is conducting exploration and production activities on different sites in Burkina Faso, Niger and Guinea. These sites are managed separately given their different locations and laws.

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

20 Segmented information (continued)

					2007
	Samira Hill Mine, Niger	**Kiniero Mine, Guinea**	**Mana Project, Burkina Faso**	**Corporate and others**	**Total**
	$	**$**	**$**	**$**	**$**
Revenue – Gold sales	55,270	18,800	-	-	74,070
Operating expenses	36,495	21,062	-	-	57,557
Amortization of property, plant and equipment	8,781	3,391	-	152	12,324
Acquisition of property, plant and equipment	5,716	9,614	6,518	286	22,134
Change to fair value of derivative financial instruments	17,833	-	90	-	17,923
Net loss	(11,478)	(7,427)	-	(4,205)	(23,110)
Property, plant and equipment	51,589	33,231	14,540	580	100,210
Assets under construction	-	-	72,123	-	72,123
Mining assets	-	-	14,601	1,982	16,583
Total assets	72,978	47,726	112,447	39,087	272,238

					2006 (restated, note 3)
	Samira Hill Mine, Niger	**Kiniero Mine, Guinea**	**Mana Project, Burkina Faso**	**Corporate and others**	**Total**
	$	$	$	$	$
Gold sales	18,390	27,309	-	-	45,699
Net loss on gold sales contracts	(1,250)	-	-	-	(1,250)
Revenue	17,140	27,309	-	-	44,449
Operating expenses	23,534	20,406	-	-	43,940
Amortization of property, plant and equipment	5,649	3,545	-	106	9,300
Acquisition of property, plant and equipment	4,103	13,596	9,350	342	27,391
Net income (loss)	(15,492)	3,552	-	(4,172)	(16,112)
Property, plant and equipment	54,945	26,992	9,356	466	91,759
Assets under construction	-	-	9,962	-	9,962
Mining assets	-	-	11,263	1,052	12,315
Total assets	78,093	35,735	33,268	77,902	224,998

(expressed in U.S. dollars except where otherwise indicated – amounts in tables are presented in thousands of U.S. dollars)

21 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the year ended December 31, 2007.

22 Subsequent event

Sale of Semafo Energy

In February 2008, the company closed a transaction with Govi High Power Exploration Inc. ("GoviEx") which combines the companies' interests in uranium mining projects (Energy – Projects). As part of this transaction, the company sold all of its shares in its subsidiary Semafo Energy (Barbados) Limited in consideration for 10,000,000 common shares of GoviEx, representing approximately 12% of GoviEx's outstanding shares at the transaction date. This transaction will lead to a gain of approximately $18,000,000 during the first quarter of 2008.

END